Exhibit 9.1

November 2, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4 of Form 1-U dated November 2, 2020, of Knightscope, Inc. and are in agreement with the statements contained in paragraphs two through four in Item 4.(a). Regarding the issuer's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the issuer's 2019 financial statements. We have no basis to agree or disagree with other statements of the issuer contained therein.

/s/ Ernst & Young LLP